SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 34220; File No. 812-15140

Brighthouse Life Insurance Company, et al.

March 4, 2021

AGENCY: Securities and Exchange Commission ("Commission").

ACTION: Notice.

Notice of application for an order approving the substitution of certain securities pursuant to section 26(c) of the Investment Company Act of 1940, as amended (the "Act") and an order of exemption pursuant to section 17(b) of the Act from section 17(a) of the Act.

Applicants: Brighthouse Life Insurance Company ("BLIC"), Brighthouse Life Insurance Company of NY ("BLIC NY" and, together with BLIC, the "Companies"), Brighthouse Fund UL for Variable Life Insurance ("Fund UL"), Brighthouse Separate Account A ("Separate Account A"), Brighthouse Separate Account Eleven for Variable Annuities ("Separate Account Eleven"), and Brighthouse Variable Annuity Account B ("Variable Account B," and together with Fund UL, Separate Account A, and Separate Account Eleven, the "Separate Accounts," and collectively with the Companies, the "Section 26 Applicants"); and Brighthouse Funds Trust I ("BFT I," and collectively with the Section 26 Applicants, the "Section 17 Applicants" or "Applicants").

Summary of Application: The Section 26 Applicants seek an order pursuant to section 26(c) of the Act, approving the proposed substitution ("Substitution") of Loomis Sayles Growth Portfolio (the "Replacement Fund"), a series of BFT I, for shares of ClearBridge Variable Aggressive Growth Portfolio (the "Existing Fund"), a series of Legg Mason Partners Variable Equity Trust, held by the Separate Accounts to fund certain variable annuity insurance contracts and variable life insurance contracts (collectively, the "Contracts"). The Section 17 Applicants seek an order

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pursuant to section 17(b) of the Act exempting them from section 17(a) of the Act to the extent necessary to permit them to engage in certain in-kind transactions in connection with the Substitution ("In-Kind Transactions").

Filing Dates: The application was filed on July 6, 2020 and amended on November 19, 2020, February 10, 2021, and March 3, 2021.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing by e-mailing the Commission's Secretary at Secretarys-Office@sec.gov and serving applicants with a copy of the request by e-mail. Hearing requests should be received by the Commission by 5:30 p.m. on March 29, 2021, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by e-mailing the Commission's Secretary.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: Ms. Michele Abate, mabate1@brighthousefinancial.com.

FOR FURTHER INFORMATION CONTACT: Harry Eisenstein, Senior Special Counsel, at (202) 551-6764 or Kaitlin C. Bottock, Branch Chief at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: The following is a summary of the application. The complete application may be obtained via the Commission's Web site by searching for the file number, or for an Applicant using the Company name box, at http://www.sec.gov.search/search.htm, or by calling (202) 551-8090.

<u>Applicants' Representations</u>:

1.   BLIC is a stock life insurance company organized under the laws of the state of Delaware and is an indirect, wholly owned subsidiary of Brighthouse Financial, Inc., a publicly owned company. BLIC is the depositor and sponsor of Fund UL, Separate Account A and Separate Account Eleven.

2.   BLIC NY is a stock life insurance company organized under the laws of the state of New York and is a wholly owned subsidiary of BLIC. BLIC NY is the depositor and sponsor of Separate Account B.

3.   The Separate Accounts are registered with the Commission under the Act as unit investment trusts for the purpose of funding the Contracts. Each Separate Account is divided into subaccounts that reflect the investment performance of registered investment companies, such as BFT I, or series of BFT I ("investment options").

4.   BFT I is a Delaware statutory trust registered under the 1940 Act as an open-end, management investment company with multiple series, and its securities are registered under the 1933 Act.

5.   The Contracts are individual variable annuity and variable life insurance contracts. Each Contract is registered under the Securities Act of 1933, as amended (the "1933 Act"). The Contracts allow Contract owners to allocate premium and Contract value among the subaccounts investing in a number of investment options, which are advised and/or sub-advised by investment managers that are affiliated and unaffiliated with the Section 17 Applicants.

6.   As set forth under each Contract, as well as in the prospectus for each Contract, the Companies reserve the right to substitute shares of the underlying fund for shares of another underlying fund.

7.   The Companies, on their own behalf and on behalf of their Separate Accounts, propose to exercise their contractual rights to substitute Class A and Class B shares of the Replacement Fund for Class I and Class II shares of the Existing Fund, respectively.[1]

8.   The Section 26 Applicants state that the Substitution is part of an ongoing effort by the Companies to make their Contracts more attractive to existing and prospective Contract owners. Additional information for the Existing Fund and the Replacement Fund, including investment objectives, principal investment strategies, principal risks, and performance, as well as the fees and expenses of the Existing Fund and the Replacement Fund, can be found in the application.

9.   The Section 26 Applicants state that the Substitution will be described in supplements to the applicable prospectuses ("Supplements") for the Contracts filed with the Commission and delivered to all affected Contract owners at least 30 days before the Substitution Date. Each Supplement, among other things, will advise Contract owners that, for a period beginning 30 days before the Substitution Date through at least 30 days following the Substitution Date, Contract owners are permitted to make at least one transfer of Contract value from the subaccount investing in the Existing Fund or the Replacement Fund to any other available investment option offered under their Contracts without the transfer being counted as a transfer for purposes of transfer limitations and fees that would otherwise be applicable under the terms of the Contracts. In addition, each Supplement will disclose the existence and effect of the Multi-Manager Order (defined below) on which the Replacement Fund relies.[2]

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[1]   The Replacement Fund is a series of BFT I and is advised by Brighthouse Investment Advisers ("BIA"), an affiliate of the Companies.

[2]   Pursuant to exemptive orders issued to <u>New England Funds Trust I, et al.</u>, Investment Company Act Release. No. 22796 (Aug. 29, 1997) (notice); Investment Company Act Release. No.22824 (Sept. 17, 1997) (order); and

10.   The Section 26 Applicants will send the Supplements to all affected Contract owners. Prospective purchasers and new purchasers of Contracts will be provided with a Contract prospectus and the Supplement, as well as the prospectus and any supplements for the Replacement Fund.

11.   In addition to the Supplement distributed to Contract owners, within five business days after the Substitution Date, affected Contract owners will be sent a written confirmation of the completed Substitution in accordance with Rule 10b-10 under the Securities Exchange Act of 1934. The confirmation statement will include or be accompanied by a statement that reiterates the free transfer rights disclosed in the Supplement. The Companies also will send each Contract owner a current prospectus for the Replacement Fund to the extent that they have not previously received a copy.

12.   The Substitution will be effected at the relative net asset value ("NAV") in conformity with section 22(c) of the Act and rule 22c-1 thereunder. The Substitution will be effected by having each subaccount investing in the Existing Fund redeem its Existing Fund shares in cash and/or in-kind (as described herein) on the Substitution Date at NAV per share and purchase shares of the Replacement Fund at NAV per share calculated on the same date.

13.   The Companies or an affiliate will pay all expenses and transaction costs reasonably related to the Substitution. No costs of the Substitution will be borne directly or indirectly by Contract owners. Contract owners will not incur any fees or charges as a result of the Substitution, nor will their rights or the obligations of the Companies under the Contracts be altered in any way. The Substitution will not cause the fees and charges under

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Investment Company Act Release. No.23829 (May 10, 1999) (notice); Investment Company Act Release. No. (June 4, 1999) (amended order) (the "Multi-Manager Order"), BIA is authorized to enter into and amend sub-advisory agreements with sub-advisers who are not affiliated with BIA without shareholder approval under certain conditions.

the Contracts currently being paid by Contract owners to be greater after the Substitution than before the Substitution. The charges for optional living benefit riders may change from time to time and any such changes would be unrelated to the Substitution. In addition, the Substitution will in no way alter the tax treatment of affected Contract owners in connection with their Contracts, and no tax liability will arise for Contract owners as a result of the Substitution.

14.   The Section 26 Applicants state that the Contract value for each Contract owner impacted by the Substitution will not change as a result of the Substitution. In addition, the Section 26 Applicants also state that the benefits offered by the guarantees under the Contracts will be the same immediately before and after the Substitution. The Section 26 Applicants further state that the effect Substitution may have on the value of the benefits offered by the Contract guarantees would depend, among other things, on the relative future performance of the Existing Fund and the Replacement Fund, which the Section 26 Applicants cannot predict. The Section 26 Applicants further note that, at the time of the Substitution, the Contracts will offer a comparable variety of investment options with as broad a range of risk/return characteristics.

15.   The Section 26 Applicants represent that, for a period of two years following the date the Substitution is effected (the "Substitution Date"), BLIC, BLIC NY or an affiliate (other than BFT I) will reimburse, on the last day of each fiscal quarter, the Contract owners whose subaccounts invest in the Replacement Fund to the extent the annual net operating expenses (taking into account fee waivers and expense reimbursements) of each share class of the Replacement Fund for such period exceed, on an annualized basis, the annual net operating expenses of the corresponding share class of the Existing Fund for fiscal year 2019. Further, any amounts waived or reimbursed by BIA will not be subject to recoupment rights.

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In addition, the Section 26 Applicants will not increase separate account charges for any Contract owner on the Substitution Date at any time during the two-year period following the Substitution Date.

Legal Analysis - Section 26(c) of the Act:

1.   The Section 26 Applicants request that the Commission issue an order pursuant to section 26(c) of the Act approving the Substitution. Section 26(c) prohibits any depositor or trustee of a unit investment trust that invests exclusively in the securities of a single issuer from substituting the securities of another issuer without the approval of the Commission. Section 26(c) provides that such approval shall be granted by order from the Commission if the evidence establishes that the substitution is consistent with the protection of investors and the purposes of the Act.

2.   The Section 26 Applicants submit that the Substitution is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. In particular, the Section 26 Applicants point to the following: (a) the Contracts permit the Substitution, subject to Commission approval and compliance with applicable laws, upon appropriate notice; (b) the prospectuses or statements of additional information for the Contracts contain appropriate disclosure of these rights; (c) the Substitution will be described in the Supplements delivered to all affected Contract owners at least 30 days before the Substitution Date; (d) the Supplements also will advise Contract owners that, for a period beginning at least 30 days before the Substitution Date through at least 30 days following the Substitution Date, Contract owners are permitted to make at least one transfer of Contract value from the subaccount investing in the Existing Fund to any other available subaccounts offered under their Contract without any transfer charge or limitation and without the transfer being counted as a transfer for purposes of transfer limitations and fees that would otherwise be applicable under

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the terms of the Contracts; (e) the Replacement Fund and the Existing Fund have similar or substantially similar investment objectives, principal investment strategies, and principal risks; and (f) the total net operating expenses of the Replacement Fund will be the same or lower than those of the Existing Fund for at least two years following the Substitution Date. The Section 26 Applicants assert that, based on the terms noted above, and subject to the conditions set forth below, the Substitution does not raise the concerns underlying section 26(c).

Legal Analysis - Section 17(a) of the Act:

1.   The Section 17 Applicants request an order under section 17(b) exempting them from the provisions of section 17(a) to the extent necessary to permit the Section 17 Applicants to carry out the Substitution. The Section 17 Applicants state that because the Substitution may be effected, in whole or in part, by means of in-kind redemptions and purchases, the Substitution may be deemed to involve one or more purchases or sales of securities or property between affiliated persons.

2.   Section 17(a)(1) of the Act, in relevant part, prohibits any affiliated person of a registered investment company, or any affiliated person of such person, acting as principal, from knowingly selling any security or other property to that company. Section 17(a)(2) of the Act generally prohibits the persons described above, acting as principals, from knowingly purchasing any security or other property from the registered investment company. "Affiliated person" is defined in section 2(a)(3) of the Act.[3]

3.   To effect the Substitution, the Companies will redeem shares of the Existing

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[3]   Section 2(a)(3) defines affiliated person as "(A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person; (E) if such other person is an investment company, any investment adviser thereof or any member of an advisory board thereof; and (F) if such other person is an unincorporated investment company not having a board of directors, the depositor thereof."

Fund either in-kind or in cash, and use the proceeds of such redemptions to purchase shares of the Replacement Fund. Thus, the proposed transactions may involve a transfer of portfolio securities by the Existing Fund to the Companies. Immediately thereafter, the Companies would purchase shares of the Replacement Fund with the portfolio securities and/or cash received from the Existing Fund. This aspect of the Substitution may be considered to involve one or more sales by the Companies of securities or other property to the Replacement Fund. Based on the affiliations detailed in the application, these In-Kind Transactions may be prohibited by section 17(a)(1) and (2) of the Act.

4.   Section 17(b) of the Act, in relevant part, provides that, notwithstanding subsection (a), any person may file with the Commission an application for an order exempting a proposed transaction from one or more provisions of section 17(a). Pursuant to section 17(b), the Commission shall grant such application and issue such order of exemption if evidence establishes that: the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned; the proposed transaction is consistent with the policy of each registered investment company concerned, as recited in its registration statement and reports filed under the Act; and the proposed transaction is consistent with the general purposes of the Act.

5.   Accordingly, the Section 17 Applicants seek relief under section 17(b) from section 17(a) for the In-Kind Transactions. The Section 17 Applicants submit that the In-Kind Transactions satisfy the standards for an order under section 17(b) because: (i) the terms of the In-Kind Transactions, including the consideration to be paid and received, are reasonable and fair and do not involve overreaching on the part of any person concerned because the In-Kind Transactions will comply with rule 17a-7 under the Act, other than the requirement relating to

cash consideration;[4] (ii) the In-Kind Transactions will be consistent with the policies of the Existing Fund and Replacement Fund as stated in their respective registration statements and reports filed with the Commission; and (iii) the In-Kind Transactions are consistent with the general purposes of the Act because they do not raise any investor protection concerns.

Applicants' Conditions:

The Section 26 Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.   The Substitution will not be effected unless the Companies determine that: (i) the Contracts allow the substitution of shares of registered open-end investment companies in the manner contemplated by the application; (ii) the Substitution can be consummated as described in the application under applicable insurance laws; and (iii) any regulatory requirements in each jurisdiction where the Contracts are qualified for sale have been complied with to the extent necessary to complete the Substitution.

2.   The Companies or their affiliates will pay all expenses and transaction costs of the Substitution, including legal and accounting expenses, any applicable brokerage expenses and other fees and expenses. No fees or charges will be assessed to the Contract owners to effect the Substitution. The Substitution will not cause the fees and charges under the Contracts currently being paid by the Contract owners to be greater after the Substitution than before the Substitution. The combined current management fee and Rule 12b-1 fee of each share class of

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[4] Rule 17a-7 is a conditional exemption from section 17(a) of the Act that permits purchase and sale transactions among affiliated investment companies, or between an investment company and a person that is affiliated solely by reason of having a common (or affiliated) investment adviser, common directors, and/or common officers. In the adopting release to the original Rule 17a-7, the Commission stated that the purpose of the rule was to "eliminate filing and processing applications under circumstances where there appears to be no likelihood that the statutory finding for a specific exemption under Section 17(b) of the Act could not be made" and that the conditions of the rule "are designed to limit the exemption to those situations where the Commission, upon the basis of its experience, considers that there is no likelihood of overreaching of the investment companies participating in the transaction." Inv. Co. Act Rel. No. 4697 (Sep. 8, 1966) at 2-4.

the Replacement Fund involved in the Substitution at all asset levels will be no higher than that of the corresponding share class of the Existing Fund at corresponding asset levels.

3.   The Substitution will be effected at the relative NAVs of the respective shares in conformity with section 22(c) of the Act and rule 22c-1 thereunder without the imposition of any transfer or similar charges by the Section 26 Applicants. The Substitution will be effected without change in the amount or value of any Contracts held by affected Contract owners

4.   The Substitution will in no way alter the tax treatment of affected Contract owners in connection with their Contracts, and no tax liability will arise for affected Contract owners as a result of the Substitution.

5.   The obligations of the Companies and the rights of affected Contract owners under the Contracts will not be altered in any way.

6.   Affected Contract owners will be permitted to make at least one transfer of Contract value from the subaccount investing in the Existing Fund (before the Substitution Date) or the Replacement Fund (after the Substitution Date) to any other available investment option under the Contract without charge for a period beginning at least 30 days before the Substitution Date through at least 30 days following the Substitution Date. Except as described in any market timing/short-term trading provisions of the relevant prospectus, the Companies will not exercise any right they may have under the Contracts to impose restrictions on transfers between the subaccounts under the Contracts, including limitations on the future number of transfers, for a period beginning at least 30 days before the Substitution Date through at least 30 days following the Substitution Date.

7.   All affected Contract owners will be notified at least 30 days before the Substitution Date about: (i) the intended Substitution of the Existing Fund with the Replacement Fund; (ii) the intended Substitution Date; and (iii) information with respect to

transfers as set forth in Condition 6 above. In addition, the Companies will deliver to all affected Contract owners, at least 30 days before the Substitution Date, a prospectus for the Replacement Fund.

8. The Companies will deliver to each affected Contract owner within five business days of the Substitution Date, a written confirmation which will include: (i) a confirmation that the Substitution was carried out as previously notified; (ii) a restatement of the information set forth in the Supplement; and (iii) before and after account values.

9. For a period of two years following the Substitution Date, for Contract owners who were Contract owners as of the Substitution Date, BLIC, BLIC NY or an affiliate thereof (other than BFT I) will reimburse, on the last day of each fiscal quarter, the Contract owners whose subaccounts invest in the Replacement Fund to the extent the annual net operating expenses (taking into account fee waivers and expense reimbursements) of each share class of the Replacement Fund for such period exceed, on an annualized basis, the annual net operating expenses of the corresponding share class of the Existing Fund for fiscal year 2019. Further, separate account charges for any Contract owner on the Substitution Date will not be increased at any time during the two-year period following the Substitution Date. Any amounts waived or reimbursed by BIA will not be subject to recoupment rights.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

J. Matthew DeLesDernier
Assistant Secretary